Exhibit (a)(5)(D)

HOSPIRA ANNOUNCES FURTHER EXTENSION OF TENDER OFFER FOR SHARES OF JAVELIN PHARMACEUTICALS

LAKE FOREST, Ill., June 3, 2010 — Hospira, Inc. (NYSE: HSP), a global specialty pharmaceutical and medication delivery company, today announced a further extension of the tender offer by Discus Acquisition Corporation, a wholly owned Hospira subsidiary, to purchase all outstanding shares of the common stock of Javelin Pharmaceuticals, Inc. (NYSE - Amex: JAV).

As reported by Javelin on May 24, 2010, Therabel Pharma UK Limited (“Therabel”), a subsidiary of Therabel Pharma N.V. and Javelin’s licensee of commercial rights to Dyloject™ (diclofenac sodium) in the European Union, has informed Javelin and publicly announced that it is withdrawing all batches of Dyloject (diclofenac 75mg/2ml) from the UK market with a Drug Alert Class 2 Medicines Recall.  Therabel reported that it became aware of the presence of a white particulate matter in some vials of Dyloject in its supply chain.

Since being advised of the particulate issue affecting Javelin’s Dyloject product, Hospira’s scientific and regulatory teams have worked with their counterparts at Javelin to conduct an initial analysis of the cause of the issue and to begin to assess its probable effect on Javelin’s business.  Based on its evaluation of the information regarding the particulate issue that have been made available to date, and in accordance with the merger agreement between the parties, Hospira has delivered notice of the extension of the tender offer to Javelin based on its determination that all of the conditions to the offer had not been satisfied as of the expiration date of the offer. Hospira intends to continue to work with Javelin to confirm the satisfaction of the conditions to the offer as promptly as practicable.

The offer, which was scheduled to expire at 12:00 midnight, New York City time, on June 2, 2010 (the end of the day on June 2, 2010) has been extended until 12:00 midnight, New York City time, on June 16, 2010 (the end of the day on June 16, 2010), unless extended for a further period. All other terms and conditions of the tender offer remain unchanged, including procedures for tendering and withdrawing shares during the extension of the original offer period. As of the expiration of the current offer period, a total of 50,833,658 Javelin shares

(including 2,588,868 shares tendered pursuant to guaranteed delivery procedures), representing approximately 78.47 percent of the outstanding shares of Javelin common stock, had been validly tendered and not withdrawn.

After expiration of the offer, if all conditions of the tender offer have been met, Hospira intends to acquire all of the remaining outstanding shares of Javelin common stock by means of a merger under Delaware law. As a result, Javelin would be a wholly owned subsidiary of Hospira, Javelin’s shares would cease to be traded on the NYSE Amex, and Javelin would no longer be required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.

Additional Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Javelin common stock. Hospira has filed a tender offer statement on Schedule TO, as amended, with the Securities and Exchange Commission (the “SEC”) containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer and Javelin has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer. Hospira and Javelin have mailed these documents to Javelin’s stockholders. Javelin stockholders may obtain a free copy of these documents and other documents filed by Hospira and Javelin with the SEC at the Web site maintained by the SEC at www.sec.gov.

In addition, Javelin stockholders may obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND JAVELIN SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

None of the information included on any Internet Web site maintained by Hospira, Javelin or any of their affiliates, or any other Internet Web site linked to any such Web site, is incorporated by reference in or otherwise made a part of this press release.

About Hospira

Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™. As the world leader in specialty generic injectable pharmaceuticals, Hospira offers one of the broadest portfolios of generic acute-care and oncology injectables, as well as integrated infusion therapy and medication management solutions. Through its products, Hospira helps improve the safety, cost and productivity of patient care. The company is headquartered in Lake Forest, Ill., and has approximately 13,500 employees. Learn more at www.hospira.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding Hospira’s proposed acquisition of Javelin. Hospira cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. No assurance can be given that the acquisition transaction described in this press release will be completed, that completion of the transaction will not be delayed or that Hospira will realize the anticipated benefits of the transaction. Economic, competitive, governmental, legal, technological and other factors that may affect Hospira’s operations and may cause actual results to be materially different from expectations include the risks, uncertainties and factors discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Hospira’s Annual Report on Form 10-K for the year ended Dec. 31, 2009 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference. Hospira undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

SOURCE Hospira, Inc.